Mail Stop 3561

December 6, 2007

Chien Lee, Chief Executive Officer
CS China Acquisition Corp.
4100 N.E. Second Avenue, Suite 318
Miami, FL 33137

> **Re:** **CS China Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2007**
> **File No. 333-147295**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act. Please provide that information in your next amendment and

allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please provide us with any gatefold information such as pictures, graphics, or artwork that will be used in the prospectus.

3. Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

4. Please tell us the factors you considered in determining to value this offering at $32 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors. We may have further comments.

5. Similarly, please explain to us how you have calculated $8.00 per unit to be deposited into the trust account, including the quantitative considerations you have given, if true, to total offering and private placement expenses, funds to be held outside escrow, and so on.

6. We note the reference on page 16 to re-sales of warrants. It is unclear if you intend for this registration statement to cover re-sales. Please revise or advise. See Item 507 of Regulation S-K.

Prospectus Cover Page

7. Please add a statement to the prospectus cover page and elsewhere in your document as appropriate, if true, that your founding stockholder will be using their own funds in making the simultaneous private placement of warrants and will not be borrowing funds or otherwise financing the transaction. We may have further comment.

8. Please identify the nine states from the last risk factor on page 24 and disclose, if true, that retail investors from other states are not permitted to purchase in the offering.

Summary, page 1

9. Please remove all defined terms in the forepart of your document, specifically in the italicized paragraph at the beginning of your Summary section. All defined terms in this part of your document should be clear from their context, if they are

not clear, please revise.

10. The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in the body of your document. For example, you should consider removing or substantially shortening one or more of the subsections in your The Offering section beginning on page 3. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

11. We note the statement in the first paragraph on page two that you anticipate acquiring 100% of the equity interests or assets of a target business but will not acquire less than a controlling interest (less than 50%) of the voting securities of the target. Revise to clarify whether the controlling interest you acquire must be those of the combined company. For example, could you acquire a majority of the equity of a target and issue 51% of your equity to the owners of the target, such that all CS China Acquisition insiders and public shareholders own a minority interest of the combined company's voting interests?

12. Please revise the reference to $35 on pages eight and nine to address the possibility that electing conversion may be cost prohibitive for shareholders owning very few shares that may be worth, based on trading prices, a total of approximately $35. If your revised disclosure addresses circumstances where shareholders would have to pay the fee regardless of an election to convert, also disclose the possibility that shareholders would have to pay approximately $35 to elect conversion when the transaction is rejected.

13. You state on page nine that tendering certificates may be accomplished in a matter of hours. Please revise to address the bases for this assumption and disclose the estimated time it would take a brokerage, including a discount brokerage, to receive, process, and execute a shareholder's request.

Risk Factors, page 13

Our key personnel may negotiate employment or …, page 18

14. Please disclose whether you intend to ensure that your officers and directors will be able to maintain their positions with the company after the consummation of the business combination.

All of our officers and directors, page 19

15. To clarify the conflicts of interest, please revise here and in the second to last risk factor on page 25 to quantify the approximate value of the insiders' equity

based on the offering price.

The determination of the offering price of our units is more arbitrary..., page 23

16. Please revise the risk factor caption and discussion to indicate the specific risks to investors stemming from the arbitrary nature of the units' offering price.

Because we are incorporated under the laws of the Cayman Islands…, page 24

17. Please revise to identify the "certain of our officers and directors."

Use of Proceeds, page 34

18. Please expand your footnotes to clarify the nature of the amounts in the "miscellaneous expenses" line item.

Use of Contractual Arrangements, page 45

19. You refer here and on pages two and 30-31 to "these types of arrangements" and state that such arrangements would be designed to provide you with the economic benefits of and control over the subject assets. Please briefly describe the types of contractual terms that you believe would adequately provide the economic benefits and control over assets that are not owned by you. Also, please disclose whether the letter agreements and underwriting agreement address the subjectivity of determining whether a contractual term or series of contractual terms confer effective control to you.

Conflicts of Interest, page 61

20. Please clarify whether you may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from a private equity fund, investment company or affiliate of one or more of your insiders. Discuss in reasonable detail any consideration that the company or its officers and directors have given so far to enter into business combinations with companies that are directly or indirectly affiliated with the company's existing shareholders, officers, or directors.

21. It appears from your disclosure on page 59 that your officers and directors have existing fiduciary obligations to other companies, including private equity firms, investment companies and other entities. Please identify these entities in a table and indicate for each officer and director relationship the priority and preference such entity has relative to you with respect to the performance of obligations and the presentation of business opportunities.

Principal Shareholders, page 63

22. We note the disclosure that the purchasers of the insider warrants will not sell or transfer their warrants until after completion of your initial business combination. Please revise to clarify if these sales or transfers will be required to be registered.

Certain Transactions, page 65

23. Please discuss any penalties if you are unable to repay the advances made to you by Chien Lee and Sylvia Lee.

24. We note that in September 2007 you sold 1,150,000 ordinary shares to your officers for $0.02 per shares. Please disclose how you determined this price.

25. Also, we note that CS Capital USA has agreed to purchase 1,500,000 private placement warrants at a price of $1.00 per warrant. Please disclose how you determined this price.

SEC Position on Rule 144 Sales, page 73

26. Please revise to quantify the securities that are subject to the position discussed in this subsection.

Taxation, page 74

27. You disclose on page 74 that you have not received a tax opinion. However, the first sentence on page 76 suggests that U.S. holders will receive preferential tax treatment, subject to the fourth paragraph on page 77 where you state that it is likely that CS China Acquisition will meet the PFIC asset or income tests for the current year and expose U.S. holders to "significant adverse tax consequences." Either revise to state up front that relevant U.S. holders will incur significant adverse tax consequences, or if your disclosure describes circumstances where U.S. holders may benefit from preferential tax treatment, provide a tax opinion from counsel.

Underwriting, page 80

28. Please provide the pricing and quantity information for this section as soon as they are finalized.

Chien Lee
CS China Acquisition Corp.
December 6, 2007
Page 6

Commissions and Discounts, page 81

29. Please revise your figure under "Without Options" and across from "Discount" so that it is consistent with your other disclosures.

Part II. Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

30. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, James Lopez, Senior Staff Attorney, at (202) 551-3536, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David A. Miller, Esq.
        Graubard Miller